                           [MILBERG WEISS LETTERHEAD]



                                                April 26, 2006


VIA EDGAR

Russell Mancuso, Esq.
Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

         Re:   Conolog Corporation
               Registration Statement on Form SB-2
               Filed:  April 11, 2006
               File No.:  333-133208
               ---------------------

Dear Mr.  Mancuso:

         Reference is made to the Registration Statement on Form SB-2 of Conolog Corporation (the "Company") filed with the Commission on April 11, 2006 (file number 333-133208) and to the staff's letter of comment dated April 14, 2006. On behalf of Conolog and pursuant to Rule 101(a) of Regulation S-T, we are enclosing Amendment No. 1 to the Registration Statement. The enclosed amendment has been marked to show changes from the Registration Statement. We are also providing a printed version of this letter and marked copy of Amendment No. 1 to the Registration Statement by Federal Express to you and to Alan Morris of the staff.

         In general, Amendment No. 1 has been revised to, among other things, update the information provided in the registration statement and to disclose events that occurred since the April 11th filing. These changes include:

     o revising the Recent Developments section to reflect that the warrants issued to the selling shareholders are currently exercisable;

     o revising the Selling Stockholders' table to reflect that the shares of the Company's common stock that may be issued to pay interest due on the Convertible Notes issued to the selling shareholders are also being registered; and

     o updating the Security Ownership of Certain Beneficial Owners and Management table.

         Our opinion letter has been revised in response to staff's comments and is included as Exhibit No. 5.1 to the amended Registration Statement.

Russell Mancuso, Esq.
April 26, 2006
Page 2



         If you have any questions or comments concerning the enclosed materials, please feel free to contact me.

                                                Very truly yours,

                                                /s/ David B. Manno

                                                David B. Manno

cc:   Alan Morris, Esq.
      Mr. Robert Benou
      Barbara Mittman, Esq.